UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. *)

CSX Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

126408103

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

900 3rd Avenue, 11th Floor

New York, NY 10022

646-762-8540

With a copy to:

Richard M. Brand

Braden K. McCurrach

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-5757

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126408103	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 42,759,469
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 42,759,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,759,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON PN

* All percentage calculations set forth herein are based upon the aggregate of 844,420,361 shares of Common Stock outstanding, as reported in CSX Corporation’s Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on October 17, 2018.

CUSIP No. 126408103	Page 3

1	NAME OF REPORTING PERSON MR Argent Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 42,759,363
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 42,759,363
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,759,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 844,420,361 shares of Common Stock outstanding, as reported in CSX Corporation’s Form 10-Q filed with the SEC on October 17, 2018.

CUSIP No. 126408103	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 5,738
	8	SHARED VOTING POWER 42,759,469
	9	SOLE DISPOSITIVE POWER 5,738
	10	SHARED DISPOSITIVE POWER 42,759,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,765,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 844,420,361 shares of Common Stock outstanding, as reported in CSX Corporation’s Form 10-Q filed with the SEC on October 17, 2018.

CUSIP No. 126408103	Page 5

This statement on Schedule 13D (“Schedule 13D”) is made solely because share repurchases by CSX Corporation, a Virginia corporation (the “Issuer”), have caused the Reporting Persons’ (as defined below) ownership to rise above the 5% reporting threshold. There has been no change in the Reporting Persons’ relationship with, or intentions with respect to, the Issuer.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Issuer’s common stock, par value $1.00 per share (the “Common Stock”). The principal executive offices of the Issuer are located at 500 Water Street, 15th Floor, Jacksonville, Florida 32202.

Mantle Ridge LP, a Delaware limited partnership (“Mantle Ridge”), beneficially owns an aggregate of 42,759,469 shares of Common Stock, of which 42,759,363 are owned by the Mantle Ridge Funds (as defined below) and the remaining 106 are owned by Mantle Ridge. These shares represent approximately 5.1% of the outstanding shares of Common Stock. The Mantle Ridge Funds also have additional economic exposure to 639,439 notional shares of Common Stock under certain cash-settled total return swaps, bringing the total aggregate economic exposure of Mantle Ridge and the Mantle Ridge Funds to 43,398,908 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock.

MR Argent Advisor LLC, a Delaware limited liability company (“MR Argent Advisor”), beneficially owns an aggregate of 42,759,363 shares of Common Stock owned by the Mantle Ridge Funds, representing approximately 5.1% of the outstanding shares of Common Stock. The Mantle Ridge Funds also have additional economic exposure to 639,439 notional shares of Common Stock under certain cash-settled total return swaps, bringing the total aggregate economic exposure of MR Argent Advisor and the Mantle Ridge Funds to 43,398,802 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock.

Paul C. Hilal, a citizen of the United States of America, beneficially owns an aggregate of 42,765,207 shares of Common Stock, of which 42,759,363 are owned by the Mantle Ridge Funds, 106 are owned by Mantle Ridge and the remaining 5,738 are owned by Mr. Hilal. These shares represent approximately 5.1% of the outstanding shares of Common Stock. The Mantle Ridge Funds also have additional economic exposure to approximately 639,439 notional shares of Common Stock under certain cash-settled total return swaps, bringing the total aggregate economic exposure of Mr. Hilal to 43,404,646 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i)	Mantle Ridge;

(ii)	MR Argent Advisor; and

(iii)	Paul C. Hilal (together with Mantle Ridge and MR Argent Advisor, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of October 26, 2018, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 900 3rd Avenue, 11th Floor, New York, New York 10022.

(c) MR Argent Advisor’s principal business is to serve as investment advisor to certain funds (such funds, collectively, the “Mantle Ridge Funds”).

Mantle Ridge’s principal business is to serve as the sole member of MR Argent Advisor.

Mr. Hilal ultimately controls the managing member of Mantle Ridge GP LLC, which is the general partner of Mantle Ridge.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 126408103	Page 6

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mantle Ridge purchased for the accounts of the Mantle Ridge Funds, for total consideration (including brokerage commissions) of $1,484,417,481, an aggregate of 42,759,363 shares of Common Stock. The source of funding for such transactions was derived from the respective capital of the Mantle Ridge Funds and funds borrowed under the Credit Agreement referred to below.

The 106 shares of Common Stock directly owned by Mantle Ridge were purchased for aggregate consideration (including brokerage commissions) of $5,159 with the working capital of Mantle Ridge.

The 5,738 shares of Common Stock owned directly by Mr. Hilal represent shares awarded to Mr. Hilal in his capacity as a director of the Issuer.

On March 7, 2017, certain of the Mantle Ridge Funds (collectively, the “MR Borrowers”) entered into a credit agreement (the “Credit Agreement”) providing for a secured credit facility with Nomura Securities (Bermuda) Limited, as lender, the proceeds of which were used to acquire shares of Common Stock through the settlement of forward contracts. The term of the Credit Agreement expires on March 11, 2019. The Credit Agreement includes representations, warranties and covenants customary for this type of credit facility. Also on March 7, 2017, the MR Borrowers entered into a pledge agreement and control agreement with Nomura Securities International, Inc. (collectively with the Credit Agreement, the “Loan Documents”). As of the date hereof, the aggregate amount of the indebtedness outstanding under the credit facility is approximately $277,868,860, which indebtedness is secured by approximately 15,008,629 shares of Common Stock held by the MR Borrowers. Upon the occurrence of certain events that are customary for this type of credit facility, the lender may exercise its rights to require the MR Borrowers to prepay the loan, post additional collateral, or foreclose on, and dispose of, the pledged shares of Common Stock in accordance with the Loan Documents.

ITEM 4.	PURPOSE OF TRANSACTION

This Schedule 13D filing is made solely because the Issuer’s share repurchases have caused the Reporting Persons’ ownership to rise above the 5% reporting threshold. There has been no change in the Reporting Persons’ relationship with, or intentions with respect to, the Issuer.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described herein in the belief that the Common Stock was undervalued. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, tax considerations for investors in the Mantle Ridge Funds, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Mr. Hilal has served as a director and as Vice Chairman of the Board of the Issuer since 2017. On March 6, 2017, the Issuer and MR Argent Advisor, on behalf of itself and its affiliated funds, entered into a letter agreement (the “Letter Agreement”) pursuant to which, among other things, Mr. Hilal was appointed to the Board of Directors of the Issuer. The Letter Agreement is described under “Mantle Ridge and E. Hunter Harrison Agreements” in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 20, 2017, and that description is incorporated herein by reference. The Letter Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference, and the description of the Letter Agreement contained in the Issuer’s definitive proxy statement is qualified in its entirety by reference to the full text of the Letter Agreement.

CUSIP No. 126408103	Page 7

Except as otherwise set forth in this Schedule 13D, Mantle Ridge does not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Mantle Ridge, as the sole member of MR Argent Advisor, which is in turn the advisor to the Mantle Ridge Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held for the accounts of the Mantle Ridge Funds and the shares of Common Stock directly owned by Mantle Ridge. MR Argent Advisor, as the advisor to, and holder of 100% of the noneconomic voting interests in, the Mantle Ridge Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock held for the accounts of the Mantle Ridge Funds. By virtue of him ultimately controlling the managing member of Mantle Ridge GP LLC, the general partner of Mantle Ridge, which is in turn the sole member of MR Argent Advisor, the advisor to the Mantle Ridge Funds, Mr. Hilal may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock held for the accounts of the Mantle Ridge Funds, and the shares directly owned by Mantle Ridge.

Mr. Hilal has the sole power to vote and dispose of the shares of Common Stock directly owned by him.

(c) There have been no transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The Mantle Ridge Funds have the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D and owned by them.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of October 26, 2018, certain of the Mantle Ridge Funds are a party to total return swaps referencing an aggregate of 639,439 shares of Common Stock. Under the terms of the swaps, (a) such Mantle Ridge Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the cash settlement payment dates of such swaps, plus interest rates set forth in the applicable contracts, and (b) the counterparty will be obligated to pay such Mantle Ridge Fund any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the cash settlement payment dates of such swaps. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the swaps will be paid to such Mantle Ridge Fund. All balances will be settled in cash. The counterparty for the swaps is Nomura Global Financial Products Inc.

The cash-settled total return swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to such contracts.

Information regarding the Credit Agreement is set forth in Item 3 and information regarding the Letter Agreement is set forth in Item 4, and that information is incorporated herein by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of October 26, 2018, among Mantle Ridge LP, MR Argent Advisor LLC and Paul C. Hilal.

CUSIP No. 126408103	Page 8

Exhibit 99.2	Letter Agreement, dated as of March 6, 2017, by and between CSX Corporation and MR Argent Advisor LLC on behalf of itself and its affiliated funds (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 7, 2017) (File No. 001- 08022).

CUSIP No. 126408103	Page 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2018

MR ARGENT ADVISOR LLC

By:	Mantle Ridge LP, its sole member
By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of October 26, 2018, among Mantle Ridge LP, MR Argent Advisor LLC and Paul C. Hilal.

Exhibit 99.2	Letter Agreement, dated as of March 6, 2017, by and between CSX Corporation and MR Argent Advisor LLC on behalf of itself and its affiliated funds (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 7, 2017) (File No. 001- 08022).